FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2003

HOLMES FINANCING (No 5) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	361,518	23,904,638
Replenishment	21,578	1,629,438
Repurchased	(10,741)	(712,444)
Redemptions	(9,904)	(803,624)
Losses	(6)	(5)
Capitalised Interest	0	574
Other Movements	0	1
Carried Forward	362,445	24,018,578

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	556,538	39,563,178
Repurchased	(142,692)	(9,906,861)
Redemptions	(166,355)	(12,042,857)
Losses	(237)	(625)
Capitalised Interest	0	6,528
Other Movements	0	1
Carried Forward	362,445	24,018,578

	Period CPR	Annualised CPR	
1 Month	6.31%	105.58%	**(including
3 Month	15.79%	81.24%	redemptions and
12 Month	58.14%	58.14%	repurchases)

** The annualised CPR's are expressed as a percentage of the
  outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	33.97	months
Weighted Average Loan size	£66,268.20	
Weighted Average LTV	76.85%	*** (see below)
Weighted Average Remaining Term	19.01	Years


Holmes Financing No 5 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 May 2003 to 09 June 2003


All values are in thousands of pounds sterling unless otherwise stated

Product Type Analysis	£000's	%
Variable Rate	10,395,241	43.28%
Fixed Rate	5,286,489	22.01%
Tracker Rate	8,336,848	34.71%
	24,018,578	100.00%

As at 9th June 2003 approximately 6% of the loans were flexible loans

Mortgage Standard Variable Rate

Effective Date	Rate
01 March 2003	5.79%
01 November 2002	5.94%
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	14,015	841,194	3.50%
East Midlands	19,114	1,066,463	4.44%
Greater London	61,973	5,295,308	22.05%
North	15,443	741,729	3.09%
North West	41,605	2,137,635	8.90%
Scotland	13,973	750,934	3.13%
South East	95,425	7,524,928	31.33%
South West	28,241	1,829,341	7.62%
Wales	18,503	901,549	3.75%
West Midlands	24,459	1,377,536	5.74%
Yorkshire and Humberside	22,943	1,127,571	4.69%
Unknown	6,751	424,390	1.77%
Total	362,445	24,018,578	100.00%

Holmes Financing No 5 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	7,011	284,141	1.18%
25.01 - 50.00	42,879	2,326,294	9.69%
50.01 - 75.00	101,051	7,190,583	29.94%
75.01 - 80.00	19,426	1,416,051	5.90%
80.01 - 85.00	25,126	1,896,149	7.89%
85.01 - 90.00	53,485	4,143,180	17.25%
90.01 - 95.00	113,467	6,762,180	28.15%
Total	362,445	24,018,578	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Arrears

Band	Number	Principal	Overdue	%
Current	352,044	23,400,415	(2,568)	97.45%
1.00 - 1.99 months	6,624	392,724	3,112	1.64%
2.00 - 2.99 months	1,638	96,414	1,411	0.40%
3.00 - 3.99 months	796	47,323	1,009	0.20%
4.00 - 4.99 months	440	25,709	701	0.11%
5.00 - 5.99 months	296	16,573	557	0.07%
6.00 -11.99 months	501	28,545	1,368	0.12%
12 months and over	48	2,481	237	0.01%
Properties in Possession	58	2,370	197	0.01%
Total	362,445	24,012,554	6,024	100.00%

Definition of Arrears

This arrears multiplier is calculated as the arrears amount (which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Holmes Financing No 5 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust

	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,636,343	9,268,295
Replenishment of Assets	0	1,629,438
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,516,067)
Allocation of Losses	(3)	(2)
Share of Capitalised Interest	359	215
Payment Re Capitalised Interest	(359)	359
Balance Carried Forward	14,636,340	9,382,238
Carried Forward Percentage	60.93758%	39.06242%
Minimum Seller Share	960,502	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	1,080,646
Additional Amounts Accumulated	3
Payment of Notes	0
Carried Forward	1,080,649
Target Balance	1,080,646 payable on 15th July 2003

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Excess Spread

Quarter to 15/4/03	0.6113%
Quarter to 15/1/03	0.5960%
Quarter to 15/10/2002	0.5892%
Quarter to 15/7/2002	0.5891%

All values are in thousands of pounds sterling unless otherwise stated

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/04/2003	£224,153,726.50	£56,890,739.99
Required Amount as at 15/04/2003	£350,000,000.00	£154,931,296.00
Percentage of Notes	1.53%	0.39%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	51	2,470
Repossessed in Period	19	779
Sold in Period	(12)	(682)
Carried Forward	58	2,567

	Cumulative	
	Number	£000's
Repossessed to date	312	14,708
Sold to date	(254)	(12,141)
Carried Forward	58	2,567

Repossession Sales Information

Average time Possession to Sale	79	Days
Average arrears at time of Sale	£3,028	

MIG Claim Status

	Number	£000's
MIG Claims made	154	1,134
MIG Claims outstanding	10	56

Average time claim to payment	36

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger

The Seller has not suffered an Insolvency Event

The Seller is still the Servicer

The Outstanding Principal balance is in excess of £21 billion

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
02Q3	-	703	-	-	352	-	-
02Q4	-	-	-	-	352	-	-
03Q1	-	-	750	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7
03Q2	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-
03Q4	-	176	-	191	-	481	-
04Q1	-	176	-	191	-	-	241
04Q2	-	176	-	191	-	-	241
04Q3	-	176	-	191	-	-	-
04Q4	-	-	-	-	698	-	-
05Q1	-	-	750	-	-	-	-
05Q2	-	-	-	-	-	801	-
05Q3	650	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-
06Q1	-	125	-	-	-	-	803
06Q2	-	125	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-
06Q4	-	-	-	350	875	-	-
07Q1	-	-	-	-	-	-	161
07Q2	-	-	-	-	-	634	161
07Q3	575	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-
08Q1	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592
08Q3	-	-	-	-	-	-	-
08Q4	-	-	-	-	-	-	-
09Q1	-	-	-	-	-	-	-
09Q2	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-
10Q2	-	-	-	-	-	-	-
10Q3	250	-	-	-	-	-	-
10Q4	-	-	-	-	-	-	-

Holmes Financing No 5 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 May 2003 to 09 June 2003

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 17 June, 2003   **By / s / Natalie Weedon**
                                            (Authorised Signatory)